September 5, 2024

Robert W. Greyber
Chief Executive Officer
Vacasa, Inc.
850 NW 13th Avenue
Portland, OR 97209

       Re: Vacasa, Inc.
           Registration Statement on Form S-3
           Filed August 30, 2024
           File No. 333-281875
Dear Robert W. Greyber:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lindsey A. Mills